Exhibit 99.62

FIRE & FLOWER HOLDINGS CORP.

(formerly CINAPORT ACQUISITION CORP.II)

CERTIFICATE OF OFFICER

TO:	British Columbia Securities Commission Alberta Securities Commission
Financial and Consumer Affairs Authority, Saskatchewan The Manitoba Securities Commission
Ontario Securities Commission
Financial and Consumer Services Commission, New Brunswick Nova Scotia Securities Commission
The Office of the Superintendent of Securities, Prince Edward Island
Office of the Superintendent of Securities, Service Newfoundland and Labrador

RE:	Abridgement of Time Pursuant to National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuer

Pursuant to subsection 2.20(c) of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), and in conjunction with the special meeting of shareholders of the Fire & Flower Holdings Corp. (formerly Cinaport Acquisition Corp. II) (the “Corporation”) to be held on September 15, 2020 (the “Meeting”), the undersigned, Trevor Fencott, Chief Executive Officer of the Corporation, hereby certifies for and on behalf of the Corporation, and not in his personal capacity, that the Corporation:

(a)	has arranged to have proxy-related materials for the Meeting sent in compliance with NI 54-101 to all beneficial owners at least 21 days before the date fixed for the Meeting;

(b)	has arranged to have carried out all of the requirements of NI 54-101 in addition to those described in subparagraph (a); and

(c)	is relying upon section 2.20 of NI 54-101 in connection with the abridgment of certain of the time periods specified in NI 54-101 in respect of the Meeting.

DATED this 19 day of August, 2020.

FIRE & FLOWER HOLDINGS CORP. (formerly CINAPORT ACQUISITION CORP.II)

(signed) “Trevor Fencott”
Trevor Fencott, Chief Executive Officer